United States securities and exchange commission logo





                              September 20, 2023

       Pina Albo
       Chief Executive Officer
       Hamilton Insurance Group, Ltd.
       Wellesley House North, 1st Floor
       90 Pitts Bay Road
       Pembroke HM 08 Bermuda

                                                        Re: Hamilton Insurance
Group, Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted September
13, 2023
                                                            CIK No. 0001593275

       Dear Pina Albo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       General

   1. We note your disclosure that highlights the impacts of Hurricane Idalia, as well as the damages caused by the
wildfires in Maui. You state that you are still evaluating the costs of those and other
significant events as part of your normal third quarter close. To the extent that you
determine that these events will lead to significantly greater reserves than you reported in other
periods presented, please update the disclosure with appropriate recent events
disclosure.
 Pina Albo
FirstName LastNamePina
Hamilton Insurance Group,Albo
                           Ltd.
Comapany 20,
September NameHamilton
              2023        Insurance Group, Ltd.
September
Page 2    20, 2023 Page 2
FirstName LastName
Prospectus Summary, page 3

2. We note your response to our prior comment 1 and reissue in part. Please revise your summary section to disclose your multiple class share structure (Class A common shares,
         Class B common shares, and Class C common shares) and explain the nature of the disparate voting rights.
        You may contact Sarmad Makhdoom at (202) 551-5776 or Michael Henderson at (202)
551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:      Matthew B. Stern, Esq.